Exhibit 12.1

Simon Property Group, Inc.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Unaudited, (in thousands)

	For the year ended December 31,				
	2013	**2012**	**2011**	**2010**	**2009**
Earnings:					
Pre-tax income from continuing operations	**$1,591,324**	$1,735,512	$1,257,495	$ 757,845	$ 386,818
Add:					
Distributions from unconsolidated entities	**179,054**	151,398	112,977	109,050	105,318
Amortization of capitalized interest	**5,150**	4,535	3,961	3,085	3,897
Fixed Charges	**1,170,093**	1,164,543	1,005,008	1,397,478	1,027,322
Less:					
Income from unconsolidated entities	**(205,259)**	(122,662)	(255,058)	(88,057)	(32,617)
Minority interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	**(1,063)**	(1,286)	(1,249)	(1,066)	3,993
Interest capitalization	**(16,604)**	(21,145)	(5,815)	(3,715)	(14,502)
Preferred distributions of consolidated subsidiaries	**(1,915)**	(1,915)	(1,915)	(2,315)	(11,885)
Earnings	**$2,720,780**	$2,908,980	$2,115,404	$2,172,305	$1,468,344
Fixed Charges:					
Portion of rents representative of the interest factor	**14,435**	14,458	13,752	13,669	8,870
Interest on indebtedness (including amortization of debt expense)	**1,137,139**	1,127,025	983,526	1,027,091	992,065
Interest capitalized	**16,604**	21,145	5,815	3,715	14,502
Loss on extinguishment of debt	**—**	—	—	350,688	—
Preferred distributions of consolidated subsidiaries	**1,915**	1,915	1,915	2,315	11,885
Fixed Charges	**$1,170,093**	$1,164,543	$1,005,008	$1,397,478	$1,027,322
Preferred Stock Dividends	**3,337**	3,337	3,337	6,614	26,309
Fixed Charges and Preferred Stock Dividends	**$1,173,430**	$1,167,880	$1,008,345	$1,404,092	$1,053,631
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	**2.32x**	2.49x	2.10x	1.55x	1.39x

For purposes of calculating the ratio of earnings to fixed charges, the term "earnings" is the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, reduced by (a) interest capitalized and (b) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. "Fixed charges" consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.